May 6, 2021

Subject:	Gildan Activewear Inc. (the “Corporation”) Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the virtual annual meeting of shareholders of the Corporation held on May 6, 2021 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the Scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 172,897,408 common shares or 87.14% of the 198,422,935 shares outstanding on the March 9, 2021 record date for the Meeting.

1.Election of Directors

An electronic ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

Donald C. Berg	169,398,549	99.66	583,283	0.34
Maryse Bertrand	168,707,042	99.25	1,274,790	0.75
Marc Caira	169,085,465	99.47	896,367	0.53
Glenn J. Chamandy	169,447,357	99.69	534,475	0.31
Shirley E. Cunningham	143,839,198	84.62	26,142,634	15.38
Russell Goodman	153,152,906	90.10	16,828,926	9.90
Charles M. Herington	153,490,675	90.30	16,491,157	9.70
Luc Jobin	151,943,278	89.39	18,038,554	10.61
Craig A. Leavitt	153,914,181	90.55	16,067,651	9.45
Anne Martin-Vachon	153,612,499	90.37	16,369,333	9.63

2.Advisory Vote on Executive Compensation

An electronic ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, a majority of shareholders voted against the non-biding Advisory vote on Executive Compensation, as per the following results:

Advisory Vote on Executive Compensation	VOTES FOR	%	VOTES AGAINST	%

	69,459,600	40.86	100,522,232	59.14

3.Appointment of Auditors

An electronic ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

Appointment of Auditors	VOTES FOR	%	VOTES WITHHELD	%

	164,788,114	95.31	8,107,647	4.69

Yours truly,

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary